Sub-Item 77E:  Legal proceedings

On October 6, 2004, RS Investments entered into settlement agreements with the Securities and Exchange Commission (the
"SEC") and the Office of the New York State Attorney
General (the "NYAG"). The settlement agreements relate to certain investors' frequent trading of shares of RS
Emerging Growth Fund during 2000 through 2003. In its settlement with the SEC, RS Investments consented to the entry of an order by the SEC (the "SEC Order") instituting and settling administrative and cease-and-desist proceedings against it.
A copy of the SEC Order is available on the SEC's Web site at www.sec.gov, and a copy of the settlement agreement with the NYAG is available on the NYAG's Web site at www.oag.state.ny.us.

RS Investments, and not the RS Funds, will bear all the costs of complying with the settlements, including payments of disgorgement and civil penalties (except those paid by individuals) and associated legal fees relating to these regulatory proceedings.
After the announcement of those settlements, three related civil lawsuits were commenced. These lawsuits were consolidated into one proceeding in the United States
District Court for the District of Maryland on April 19,
2005 (In re Mutual Fund Investment Litigation, Case No. MD-
15863-JFM). The district court has appointed a lead plaintiff, and a consolidated complaint has been filed. The consolidated complaint includes RS Investments, the Trust, and certain current or former Trustees, sub-advisers, employees, and officers of the Trust or RS Investments as defendants. It generally tracks the factual allegations made in the SEC and NYAG settlements, including the allegations that Fund prospectuses were false and misleading, and alleges a variety of theories for recovery, including, among others, that defendants violated sections
34(b), 36(a), 36(b), and 48(a) of the Investment Company
Act of 1940 and breached fiduciary duties to investors. The consolidated lawsuit further alleges that defendants violated, or caused to be violated, sections 11 and 12(a)(2) of the Securities Act of 1933 and section 10(b) of the Securities Exchange Act of 1934. The consolidated action purports to be brought on behalf of a specified class of investors in the Funds and does not quantify any relief requested.
On May 27, 2005, the defendants moved to dismiss the consolidated action. On November 3, 2005, the Court issued a ruling dismissing all claims against the Trust. As for the claims against the other RS defendants, the Court dismissed the claims arising under: sections 34(b) and 36(a) of the Investment Company Act of 1940; sections 11,
12(a)(2), and 15 of the Securities Act of 1933; and state law. The Court allowed plaintiffs to proceed against some of the RS defendants with their claims arising under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and sections 36(b) and 48(a) of the Investment Company
Act of 1940. While initially the Court deferred any ruling on the claims against the named independent trustees, on July 24, 2006, the Court dismissed all remaining claims against the former and current independent trustees of the Trust. The litigation is currently in the discovery phase.
Additional lawsuits arising out of the same circumstances and presenting similar or different or additional allegations may be filed against the Funds, RS Investments, or their affiliates in the future. RS Investments does not believe that the pending consolidated action will materially affect its ability to continue to provide to the Funds the services it has agreed to provide. It is not possible at this time to predict whether the litigation will have any material adverse effect on any of the Funds.